

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 7, 2017

Andrew W. Houston
Chief Executive Officer
Dropbox, Inc.
333 Brannan Street
San Francisco, CA 94107

> **Re: Dropbox, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 11, 2017**
> **CIK No. 0001467623**

Dear Mr. Houston:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Our Business, page 1

1. You disclose that you serve more than 500 million registered users and 10 million paying users, and had more than 400 million devices actively connected to your platform in the second quarter of 2017. Disclose how you define an "actively connected device" and explain how you measured activity for the purpose of calculating this metric. Provide more context by disclosing the number of active registered users for each period presented. Further, disclose the number of unique registered users and, separately, the number of unique paying users, as well as the relationship of each group to the 400 million actively connected devices. In this regard, we note your disclosure that a majority of your registered users never convert to a paid subscription, some users have

installed your platform on more than one device, and some users have more than one active license.

Our Growth Strategy, page 4

2.   You estimate that 300 million registered users "have characteristics—including certain email domains, devices, and geographies—that make them more likely to pay over time." Please clarify the basis for your estimate and disclose the underlying assumptions.

Key Business Metrics, page 13

3.   We note that you do not track the retention rates of your "individual users." Please clarify whether you track the retention rates of your paying users. If so, please disclose the retention rates regarding your paying user base as well as your customer base for each period presented. In this regard, we note your disclosure on page 15 that your business depends in part on your ability to retain paying users.

Risk Factors, page 15

4.   We note the reference to the provision in your amended and restated bylaws that will provide that certain litigation against you, your officers, or your directors may only be brought in a state or federal court located within the State of Delaware. You, however, do not also refer to the provision in your amended and restated certificate of incorporation that will provide that "the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act" as disclosed on page 129. Please include a separate risk factor that highlights the substance of both these exclusive forum provisions.

5.   Please include a separate risk factor highlighting the conflicts of interest and required participation of a qualified independent underwriter as a result of your underwriters receiving a portion of the net proceeds to repay indebtedness that will be outstanding prior to the completion of this offering.

Risks Related to Our Business and Our Industry

"We are subject to export and import control laws and regulation . . . ," page 26

6.   You disclose that in 2017 you discovered that your platform had been accessed by certain users in countries that are the subject of U.S. sanctions. Please identify those countries to us.

7.   A question and answer session about access posted on your website states that Dropbox does not support access to some of its services in countries including Syria. We also note a recent news article reports that your Dublin office is focused on supporting your

Europe, Middle East and Africa consumer and business users. Syria and Iran, located in the Middle East, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Sudan, located in Africa, is designated by the State Department as a state sponsor of terrorism and is subject to U.S. export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Iran and Sudan, whether through subsidiaries, partners, integration partners, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to Syria, Iran or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

"We are an 'emerging growth company' and we cannot be certain if reduced . . . ," page 34

8. You state that you could be an emerging growth company for as long as five years following the completion of this offering but "expect not to be [one] sooner." Please revise this risk factor and the related disclosure on page 6 to clarify that you would lose your status as an emerging growth company when and if you have annual revenues of $1.07 billion or more. Explain that if you no longer are eligible to be an emerging growth company, you would continue to be treated as such until you consummate this offering. Refer to Question 3 of our JOBS Act FAQs.

"Our revolving credit facility provides our lenders with a first priority lien . . . ," page 35

9. You state that your revolving credit facility is secured by substantially all your intellectual property and certain other assets. If material, please identify the "certain other assets" as well as the extent to which they have been pledged as collateral. In this regard, the agreement provided as Exhibit 10.15 shows that you have pledged all your equity interest in CloudOn, Inc., a wholly-owned subsidiary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Business, page 55

10. Please revise your overview section to address material opportunities, challenges and risks, such as those posed by competitors whose products have customarily been tailored to suit the needs of enterprise customers, as well as your ability to offer a new product with business-grade tools to independent workers. Further, consider explaining the impact of recent announcements regarding your business subscription plans on your user conversions, upgrades, and renewals. In this regard, we note that you permitted your current business customers to access all the new features offered by the Advanced product without incurring a substantial increase in pricing until their 2018 renewal. We also understand that customers that have been subscribed to your Dropbox Business product and use more than 2TB of storage space must upgrade to the Advanced plan. See Item 303(a) of Regulation S-K and Section III.A of SEC Release No. 33-8350.

11.   You disclose that your business depends on your ability to upgrade paying users and to convert registered users to paying users. To help investors understand any known material trends and uncertainties regarding your users, please disclose the extent to which you have been dependent on upgrades versus conversions for revenue growth. Refer to Item 303(a)(iii)(2) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Our Attractive Cohort Economics, page 58

12.   You state that monthly recurring revenue tracks the total monthly subscription amount of "all paying users" as of the end of the month. We note, however, that "[a] majority of [y]our customers opt for [y]our annual plans." Disclose the percentage of your subscription plans that are annual. To the extent you are including customers that opt for your monthly plans, please revise to explain why you believe it is reasonable to assume that you will generate recurring revenue from all such customers. This comment also applies to the annualized recurring revenue statistic that you discuss on page 60.

Key Business Metrics, page 60

13.   Please disclose the number of customers who are individuals and the number of customers that are teams and organizations, including enterprises, for each period presented to provide additional context regarding your paying user metric. Further, provide quantitative information describing the extent to which larger companies have multiple teams of users. Your disclosure states that no customer represented more than 1% of revenue in the periods presented, but tell us whether any teams of users working within the same organization collectively represented 10% or more of your revenue during any of the periods presented. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Non-GAAP Financial Measure, page 61

14.   You state that free cash flow is useful in evaluating your operating performance. You explain, however, that this measure is useful information regarding cash provided by operating activities and cash used for investments in property and equipment. Further, you reconcile it to net cash provided by operating activities, which is a measure of liquidity. As your non-GAAP financial measure of free cash flow is explained as a liquidity measure, please revise to remove any indication that it is a measure of your performance. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.07 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Results of Operations, page 65

15.   You indicate on page 61 that your ARPU declined for the year ended December 31, 2016 primarily due to foreign currency fluctuations and on page 80 that 23% of your sales in 2016 were denominated in currencies other than U.S. dollars. Please disclose the impact

of foreign currency fluctuations on the changes in revenue, if material. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 71

16.   Please disclose the amount of cash held overseas in order to provide an understanding of your sources of cash and the portion of total cash and cash equivalents that are not currently available to fund domestic operations without incurring taxes upon repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Business

Our Customers, page 89

17.   You state that a large majority of individual customers use Dropbox for work, which provides you with an opportunity to increase conversion to Dropbox Business team offerings over time. Please disclose the number of individual customers using Dropbox for work and explain how you calculated that statistic. Explain any material differences between your contractual arrangements at the individual, team, and organizational levels, such as the right to cancellation. We note your disclosure on page 62 that your agreements are "generally" non-cancelable.

Our Competition, page 93

18.   Please provide additional context regarding your competitive position. In this regard, explain the areas in which you compete with the companies listed in your filing such as Amazon, Apple, Atlassian, Google, and Microsoft. To the extent that you also compete with a small number of other competitors for customers using your Advanced or Enterprise plan, please identify those companies. Refer to Item 101(c)(1)(x) of Regulation S-K. Finally, you disclose that you are "uniquely" positioned to reimagine the way work gets done. Please clarify your basis for believing that you have a distinct competitive advantage regarding the ability to innovate products for the workplace.

Legal Proceedings, page 94

19.   Please identify the name of the court in which Synchronoss Technologies, Inc. has brought a claim against you for patent infringement. See Item 103 of Regulation S-K.

Executive Compensation, page 104

20.   We note that you have provided estimated compensation expected to be paid to your named executive officers in fiscal year 2017. Item 402(n) of Regulation S-K requires compensatory information for your last completed fiscal year. Please disclose the compensation paid to your named executive officers in fiscal year 2016. Further, to the

extent that you awarded cash bonuses to your named executive officers in fiscal year 2016, clarify any individual performance factors that were considered in determining the cash bonus amounts payable. Refer to Item 402(o) of Regulation S-K. This comment also applies to your disclosure of director compensation. Refer to Item 402(r) of Regulation S-K.

Certain Relationships, Related Party Transactions, and Other Transactions, page 116

21.   Please disclose the names of the holders of your capital stock who are parties to the Investor Rights' Agreement and Voting Agreement. Refer to Item 404(a)(1) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Policies

Unaudited pro forma balance sheet, page F-8

22.   You state that the unaudited pro forma balance sheet gives effect to the assumed conversion of the two-tier RSUs that had satisfied the Performance Vesting Condition as of June 30, 2017. Please revise this disclosure to clarify that these RSUs also met their service-based vesting conditions as of June 30, 2017. Also, revise Note 13 on page F-29 to provide corresponding disclosure.

Recently issued accounting pronouncements not yet adopted, page F-17

23.   You state that you expect the impact of adoption of Topic 842 to be material to total assets and liabilities on the consolidated balance sheets. Please quantify the impact of adoption to the extent that you have determined such amounts. If you cannot reasonably estimate the impact of adoption, please revise to provide more specific qualitative disclosures of the potential impact that this standard will have on your financial statements when adopted. Also describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. Refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Note 10. Commitments and Contingencies

Legal matters, page F-24

24.   In your discussion of legal proceedings on page 94, you state that the patent infringement lawsuit filed by Synchronoss Technologies, Inc. in April 2015 could have a material and adverse impact. However, you indicate here that the resolution of pending matters is not likely to have a material adverse impact. Please reconcile these two statements and

clarify the probability of a loss being incurred. If the amount of any reasonably possible additional loss would be material, provide disclosures to comply with ASC 450-20-50.

General

25.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

26.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                /s/ Jan Woo

                                                Jan Woo
                                                Legal Branch Chief
                                                Office of Information
                                                Technologies and Services

cc: Tony Jeffries
        Rezwan D. Pavri
        Wilson Sonsini Goodrich & Rosati, P.C.